John P. Hussman, Ph.D.
                            3525 Ellicott Mills Drive
                          Ellicott City, Maryland 21043

                                  June 19, 2000


Hussman Investment Trust
135 Merchant Street, Suite 230
Cincinnati, Ohio 45246

     Re: Initial Capital Agreement

Gentlemen:

     In connection with my purchase from you and your issuance to me of 10,000 shares of the Hussman Strategic Growth Fund for an aggregate cash consideration of One Hundred Thousand Dollars ($100,000), this will confirm that I am buying such shares for investment for my account only and not with a view to reselling or otherwise distributing them.

                                        Very truly yours,


                                        /s/ John P. Hussman
                                        John P. Hussman, Ph.D.